Justin L Jackson Attorney At Law Writer direct (405) 552-2240 Fax (405) 228-7440 justin.jackson@mcafeetaft.com

August 7, 2015

VIA EDGAR AND E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance
100 F. Street, N.E.

Washington, D.C.  20549

Attention: Ms. Erin E Martin, Special Counsel

Mr. Christopher Dunham, Staff Attorney

Re: Southwest Bancorp, Inc.

Registration Statement on Form S-4

Filed July 7, 2015

File No. 333-205521

Dear Ms.  Martin:

On behalf of Southwest Bancorp, Inc. (the “Registrant”), we are responding to your comment contained in your letter dated July 28, 2015 with respect to the Registrant’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on July 7, 2015 (File No. 333-205521). We have filed  an Amendment No. 1 (the “Amendment No. 1) to the Registration Statement contemporaneously with the filing of this response letter,  which Amendment No. 1 reflects the changes made in response to your comment, as described herein.

We note the following in response to your comment:

1. The tax consequences of the transaction appear to be material under Item 601(b)(8) of Regulation S-K. In this regard, we note your disclosure on page 4 that you expect “the merger will qualify as a ‘reorganization’ within the meaning of Section 368(a) of the Internal Revenue Code of 1986 . . . with the result that the portion of FCB common stock exchanged for SWB shares will generally be tax-free.” As such, please revise to file a tax opinion. In addition, we note your disclosure on page 9 that the merger is “intended to qualify as a reorganization . . . ,” and on page 54 that “the following discussion assumes that the merger qualifies as a ‘reorganization’ within the meaning of Section 368(a) . . . ." Please do not assume the material tax consequences at issue and remove such statements from your registration statement. Please refer to Staff Legal Bulletin No. 19, which is available on our website, for guidance.

Copies of the tax opinion rendered by McAfee & Taft A Professional Corporation to Registrant and of the tax opinion rendered by Hartzog Conger Cason & Neville LLP to First Commercial Bancshares, Inc. addressing the U.S. federal income tax consequences of the merger are attached and filed as Exhibits 8.1 and 8.2, respectively, to the Registration Statement, as amended by Amendment No. 1.

In addition, we confirm that the disclosures on page 9 that the merger “intended to qualify as a reorganization . . . ,”  and on page 54 that “the following discussion assumes that the merger qualifies as a ‘reorganization’ within the meaning of Section 368(a) . . . .” have been removed from the Registration Statement, as amended by Amendment No. 1.

Please contact me at 405.552.2240 should you need additional information or if there are any questions concerning this response.

Very truly yours,

/s/ Justin L. Jackson

Justin L. Jackson

cc: Mark W. Funke